Filed pursuant to Rule 424(b)(2)
Registration Statement No. 333-154173

Prospectus Supplement to the Prospectus dated April 6, 2009.

40,650,407 Shares The Goldman Sachs Group, Inc. Common Stock

This is an offering of 40,650,407 shares of common stock of The Goldman Sachs Group, Inc.

Our common stock is listed on the New York Stock Exchange under the ticker symbol “GS”. The last reported sale price of our common stock on April 13, 2009 was $130.15 per share.

See “Risk Factors” in Part I, Item 1A of our Annual Report on Form 10-K for the fiscal year ended November 28, 2008, which is incorporated by reference in the accompanying prospectus, to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Initial price to public	$123.00	$5,000,000,061
Underwriting discount	$3.39	$137,804,880
Proceeds, before expenses, to us	$119.61	$4,862,195,181

To the extent that the underwriter sells more than 40,650,407 shares of our common stock, the underwriter has the option to purchase up to an additional 6,097,561 shares of our common stock from us at the initial price to public less the underwriting discount.

Our common stock is not an obligation of any of our bank or nonbank subsidiaries and is not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The underwriter expects to deliver the shares in New York, New York on April 17, 2009, against payment in immediately available funds.

Goldman, Sachs & Co.

Prospectus Supplement dated April 14, 2009.

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement describes the specific terms of this offering of our common stock. The section “Description of Capital Stock of The Goldman Sachs Group, Inc.” beginning on page 91 of the accompanying prospectus, dated April 6, 2009 (the “accompanying prospectus”), gives more general information about our common stock. You should read this prospectus supplement, the accompanying prospectus and the documents incorporated by reference under “Available Information” in the accompanying prospectus carefully, especially “Risk Factors” in Part I, Item 1A of our Annual Report on Form 10-K for the fiscal year ended November 28, 2008. Please note that in this prospectus supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. References to “Goldman Sachs” means The Goldman Sachs Group, Inc., together with its consolidated subsidiaries and affiliates.

THE OFFERING

Common stock, par value $0.01 per share, offered by us (1)	40,650,407 shares
Common stock outstanding as of March 31, 2009	462,275,516 shares

502,925,923 shares

Voting rights	One vote per share
Initial public offering price	$123.00 per share

(1)	Does not include the 6,097,561 shares issuable under the option to purchase additional shares granted to the underwriter.

Application will be made to list the common stock on the New York Stock Exchange, subject to official notice of issuance.

USE OF PROCEEDS

We intend to use the proceeds of this offering to provide additional funds for our operations and for other general corporate purposes. After the completion of the stress assessment, if permitted by our supervisors and if supported by the results of the stress assessment, Goldman Sachs would like to use the capital raised plus additional resources to redeem all of the TARP capital.

UNDERWRITING

We have entered into an underwriting agreement with Goldman, Sachs & Co. with respect to the 40,650,407 shares of our common stock. Subject to certain conditions, the underwriter has agreed to purchase all of such shares if any are purchased. If the underwriter sells more than the 40,650,407 shares of our common stock, the underwriter has an option to buy up to an additional 6,097,561 shares from us to cover such sales. The underwriter may exercise that option for 30 days.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriter by us. Such amounts are shown assuming both no exercise and full exercise of the underwriter’s option to purchase the additional 6,097,561 shares of common stock.

	No Exercise	Full Exercise

Per Share	$3.39	$3.39
Total	$137,804,880	$158,475,612

Shares sold by the underwriter to the public will initially be offered at the initial price to public set forth on the cover of this prospectus supplement. Any shares sold by the underwriter to securities dealers may be sold at the initial price to public less a concession of up to $2.03 per share. If all the shares are not sold at the initial price to public, the underwriter may change the initial price to public and the other selling terms. The offering of the shares by the underwriter is subject to receipt and acceptance and subject to the underwriter’s right to reject any order in whole or in part.

In connection with the offering, the underwriter may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriter of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriter’s option to purchase additional shares from us in the offering. The underwriter may close out any covered short position by either exercising its option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which it may purchase shares through its option to purchase additional shares. “Naked” short sales are any sales in excess of such option. The underwriter must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriter in the open market prior to the completion of the offering.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the common stock, and may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

Because the underwriter is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”, formerly known as NASD) that is subject to the rules of the NYSE and because of its relationship to us, it is generally not permitted under the rules of the NYSE to make markets in or recommendations regarding the purchase or sale of the common stock.

Also, because the underwriter is a subsidiary of The Goldman Sachs Group, Inc., the offering is being conducted in accordance with NASD Rule 2720 of the FINRA. The underwriter is not permitted to sell shares in this offering to an account over which it exercises discretionary authority without the prior written approval of the customer to which the account relates.

We estimate that our share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $303,500.

We have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act of 1933.

The underwriter is a wholly owned subsidiary of The Goldman Sachs Group, Inc.

This prospectus supplement and the accompanying prospectus have been prepared on the basis that all offers of shares of common stock which are the subject of the placement contemplated in this prospectus supplement will be made pursuant to an exemption under the Prospectus Directive, as implemented in member states of the European Economic Area (“EEA”), from the requirement to produce a prospectus for offers of shares. Accordingly any person making or intending to make any offer within the EEA of shares should only do so in circumstances in which no obligation arises for The Goldman Sachs Group, Inc. or the underwriter to produce a prospectus for such offer. Neither The Goldman Sachs Group, Inc. nor the underwriter has authorized, nor does it authorize, the making of any offer of shares through any financial intermediary, other than offers made by the underwriter which constitute the final placement of shares contemplated in this prospectus supplement.

In relation to each EEA member state which has implemented the Prospectus Directive (each, a “Relevant Member State”), an offer to the public of any shares may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (A) an average of at least 250 employees during the last financial year; (B) a total balance sheet of more than €43,000,000; and (C) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall result in a requirement for the publication by The Goldman Sachs Group, Inc. or the underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

In the case of any shares acquired by a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, such financial intermediary will be deemed to have represented, warranted and agreed that (A) the shares acquired by it in the offer have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than qualified investors, as that term is defined in the Prospectus Directive, or in circumstances in which the prior consent of The Goldman Sachs Group, Inc. and the underwriter has been given to the offer or resale, or (B) where shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

For the purposes hereof, the expression “offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that EEA member state by any measure implementing the Prospectus Directive in that EEA member state and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

In addition, in the United Kingdom, this prospectus supplement and the accompany prospectus are being distributed only to and are directed only at (A) persons who have professional experience in matters relating to investments who fall within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) or (B) high net worth entities falling within Article 49(2)(a) to (d) of the Order (all such persons together referred to as “relevant persons”). In the United Kingdom, the shares are available only to, and any investment activity to which this prospectus supplement and the accompanying prospectus relate will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus supplement and the accompanying prospectus or any of their contents.

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (however described) in that trust shall not be transferred within 6 months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except: (1) to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the

SFA; (2) where no consideration is or will be given for the transfer; or (3) where the transfer is by operation of law.

The shares offered hereby have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the “FIEL”) and the underwriter has agreed that it will not offer or sell any shares, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan.

VALIDITY OF THE SHARES

The validity of the shares will be passed upon for the underwriter by Sullivan & Cromwell LLP, New York, New York. Sullivan & Cromwell LLP has in the past represented and continues to represent Goldman Sachs on a regular basis and in a variety of matters, including offerings of our common stock, preferred stock and debt securities. Sullivan & Cromwell LLP also performed services for Goldman Sachs in connection with the offering of the shares described in this prospectus supplement.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement and the accompanying prospectus. You must not rely on any unauthorized information or representations. This prospectus supplement and the accompanying prospectus are an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement is current only as of its date.

Prospectus Supplement

Prospectus dated April 6, 2009

40,650,407 Shares

The Goldman Sachs
Group, Inc.

Common Stock

Goldman, Sachs & Co.